Exhibit #12
Corning Incorporated and Subsidiary Companies
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Computation of Ratio of Earnings to Fixed Charges:
(Dollars in millions, except ratios)
                                            24 Weeks Ended                Fiscal Year Ended
                                           June 19,  June 20,   Jan. 2,   Jan. 3,   Dec. 29,   Dec. 30,   Dec. 31,
                                             1994      1993      1994      1993       1991       1990       1989

Income before taxes on income             $  219.8   $  170.5  $  156.7   $336.6     $327.4     $328.1    $253.8
Adjustments:
  Share of earnings (losses) before
    taxes of 50% owned companies              86.8       77.9    (137.0)   103.2      165.4      175.9     206.9
  Loss before taxes of greater than
    50% owned unconsolidated
    subsidiaries                              (2.7)      (2.1)     (3.1)    (2.1)      (2.2)      (2.0)     (1.3)
  Distributed income of less than 50%
    owned companies and share of loss
    if debt is guaranteed                      1.2        1.6       4.5     (4.3)       6.6        0.9       3.3
  Amortization of capitalized interest         6.2        3.9      13.0     11.8       10.2        8.8       7.2
  Fixed charges net of capitalized
    interest                                  89.1       64.8     155.8    130.3      126.4      112.5      91.2

Earnings before taxes and fixed
  charges as adjusted                       $400.4     $316.6    $189.9   $575.5     $633.8     $624.2    $561.1

Fixed charges                               $ 96.7     $ 73.5    $176.6   $150.2     $141.3     $132.7    $111.2

Ratio of earnings to fixed charges             4.1x       4.3x      1.1x     3.8x       4.5x       4.7x      5.0x

Fixed charges:
  Interest incurred                        $  53.1    $  37.5    $ 94.0   $ 68.9     $ 60.4     $ 58.6    $ 53.0
  Share of interest incurred of 50%
    owned companies and interest on
    guaranteed debt of less than 50%
    owned companies                           22.7       17.3      40.9     42.0       47.5       45.3      33.9
  Interest incurred by greater than
    50% owned unconsolidated
    subsidiaries                               0.3        0.4       0.8      0.9        0.9        1.0       1.2
  Portion of rent expense which
    represents interest factor                16.1       13.7      29.9     27.6       23.0       19.7      15.8
  Share of portion of rent expense
    which represents interest factor
    for 50% owned companies                    3.6        3.8       9.1      9.2        9.0        7.6       6.9
  Portion of rent expense which
    represents interest factor for
    greater than 50% owned
    unconsolidated subsidiaries                                     0.1      0.1        0.1        0.1       0.1
  Amortization of debt costs                   0.9        0.8       1.8      1.5        0.4        0.4       0.3

Total fixed charges                           96.7       73.5     176.6    150.2      141.3      132.7     111.2
Capitalized interest                          (7.6)      (8.7)    (20.8)   (19.9)     (14.9)     (20.2)    (20.0)

Total fixed charges net of
  capitalized interest                      $ 89.1     $ 64.8    $155.8   $130.3     $126.4     $112.5     $91.2

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